Oppenheimer & Co. Inc.

85 Broad Street

New York, New York 10004

April 19, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

Re:                             VALERITAS HOLDINGS, INC.

Registration Statement on Form S-1 (Registration No. 333-223903)

Concurrence in Acceleration Request

Ladies and Gentlemen:

Oppenheimer & Co. Inc. (“Oppenheimer”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Valeritas Holdings, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on April 23, 2018, pursuant to Rule 461 under the Securities Act.  Oppenheimer affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

OPPENHEIMER & CO. INC.

By:	/s/ Eric Helenek
Name: Eric Helenek
Title: Managing Director